UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces

Third Quarter and Nine-Month 2026 Results

Lima, Peru, October 29, 2026 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the third quarter (3Q26) and nine months ended September 30, 2026 (9M26). Financial results are prepared in accordance with International Financial Reporting Standards (IFRS), except for certain non-IFRS financial measures identified herein. All amounts are stated in U.S. dollars (US$), unless otherwise indicated.

Third Quarter 2026 Highlights:

•	Direct operations copper production increased by 7% year-over-year (YoY), primarily driven by higher ore throughput at El Brocal. Direct operations gold production decreased by 6% YoY, while equity-attributable gold production, including associated companies, increased by 7% YoY, primarily reflecting a full quarter of operations at nameplate capacity at Coimolache, partially offset by lower production at La Zanja, Orcopampa and Tambomayo. Direct operations silver production decreased by 21% YoY, primarily due to lower planned silver grades at Yumpag. Lead and zinc production decreased by 12% and 1% YoY, respectively, with the decline in lead production primarily reflecting lower grades at Uchucchacua.
•	3Q26 EBITDA from direct operations was US$ 261.2 million, compared with US$ 195.3 million reported in 3Q25. EBITDA from direct operations for the first nine months of 2026 was US$ 882.0 million, compared with US$ 434.1 million reported in the corresponding period of 2025.
•	3Q26 net income was US$ 268.4 million, compared with US$ 179.0 million reported in 3Q25. Net income for the first nine months of 2026 was US$ 825.4 million, compared with US$ 424.2 million in net income for the corresponding period of 2025.
•	Processing at San Gabriel remained constrained for most of the quarter as the first phase of reinforcement work on the tailings filtration system was completed. Processing resumed during the final week of September. Additional reinforcement work is planned to be carried out progressively over the next six months. Mining activities continued throughout the quarter, resulting in an ore stockpile of approximately 100,000 metric tons at quarter-end.
•	Buenaventura reported a cash balance of US$ 1,000.6 million as of September 30, 2026, and negative net debt of US$ 307.3 million, representing a net cash position. The Company’s reported leverage ratio was negative 0.25x.
•	Buenaventura’s Board of Directors approved a dividend of US$ 0.5508 per share or American Depositary Shares (ADS).

Financial Highlights (US$ millions, except earnings per share):

	3Q26	3Q25	Var %	9M26	9M25	Var %
Total Revenues	545.3	431.0	27%	1,698.9	1,108.2	53%
Operating Income	226.4	154.3	47%	777.9	336.1	131%
EBITDA Direct Operations (1)	261.2	195.3	34%	882.0	434.1	103%
EBITDA Including Affiliates	509.5	338.1	51%	1,534.7	811.4	89%
Net Income (2)	268.4	179.0	50%	825.4	424.2	95%
EPS (2)(3)	1.06	0.70	50%	3.25	1.67	95%

(1)	Beginning in 3Q26, the Company revised its EBITDA calculation methodology and restated for comparative figures to present them on a consistent basis. See Appendix 3 for additional information.
(2)	Total net income for the period.
(3)	Earnings per share is calculated based on the weighted-average number of shares outstanding during the period. The weighted average number of shares outstanding for the period ended September 30, 2026, was 253,986,867.

For a full version of Compañía de Minas Buenaventura Third Quarter 2026 Earnings Release, please visit: https://buenaventura.com/informes-y-reportes

CONFERENCE CALL INFORMATION:

Compañia de Minas Buenaventura will host a conference call on Friday, October 30, 2026, to discuss these results at 12:00 pm Eastern Time / 11:00 a.m. Lima Time.

To participate in the conference call, please dial:

Toll-Free US:

+1 844 481 2914

Toll International:

+1 412 317 0697

Passcode:

Please ask to be joined into the Compañía de Minas Buenaventura’s call.

Live Webcast: Click here

If you would prefer to receive a call rather than dial-in, please use the following link 10-15 minutes prior to the conference call start time:

Call Me Link: Click Here

Passcode: 1556919

Participants who do not wish to be interrupted to have their information gathered may have Chorus Call dial out to them by clicking on the above link, filling in the information, and pressing the green phone button at the bottom. The phone number provided will be automatically called and connected to the conference without any interruption to the participant. (Please note: Participants will be joined directly to the conference and will hear hold music until the call begins. No confirmation message will be played when joined.)

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest publicly traded precious and base metals mining company and a major holder of mining rights in Peru. The Company engages in the exploration, development, mining, processing and sale of gold, silver and base metals through its wholly-owned operations and interests in joint ventures. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, San Gabriel*, El Brocal and Coimolache).

The Company holds a 19.58% ownership interest in Sociedad Minera Cerro Verde, a major Peruvian copper producer, alongside Freeport-McMoRan Inc. and Sumitomo Corporation.

(*) Wholly owned operations.

For a printed copy of the Company’s 2025 Form 20-F, please contact Investor Relations or download the PDF version from the Company’s website at www.buenaventura.com.

Note on Forward-Looking Statements

This press release may contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Words such as "anticipate," "believe," "estimate," "expect," "guidance," "intend," "plan," "project," "target," "will" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include those concerning Compañía de Minas Buenaventura S.A.A.’s (the "Company") and Sociedad Minera Cerro Verde S.A.A.’s production guidance, operating performance, costs and expenses, mine development and ramp-up schedules, results of exploration, improvements in operating efficiency, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future exploration, development and production, the Company's and its subsidiaries' plans for capital expenditures and estimates of reserves. These forward-looking statements reflect the Company's current expectations and assumptions regarding its future operating and financial performance and are not guarantees of future performance. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of these and other risks and uncertainties, including those discussed in the Company's filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of this release, and the Company undertakes no obligation to update or revise them, except as required by applicable law.

Contacts in Lima:

Daniel Dominguez, Chief Financial Officer

(511) 419 2540

Sebastián Valencia, Head of Investor Relations

(511) 419 2591 / sebastian.valencia@buenaventura.pe

Contact in NY:

Barbara Cano

(646) 452 2334

barbara@inspirgroup.com

Company Website: https://buenaventura.com/en/inversionista/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: October 29, 2026	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer